UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 2002

TSAKOS ENERGY NAVIGATION LIMITED
(Exact name of Registrant as specified in its charter)

367 Syngroû Avenue, 175 64 P. Faliro, Athens, Greece
(Address of principal executive office)


AUG 2 6 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

This document contains 14 pages. The exhibit index is located in page 2.

EXHIBIT INDEX

1. Press Release of the Company, dated August 8, 2002.

2. Consolidated Statements of Stockholders' Equity for the year ended December 31, 2001 and half-year ended June 30, 2002.

3. Consolidated Statements of Cash Flows for the Six Months and Three Months ended June 30, 2002 and 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2002

TSAKOS ENERGY NAVIGATION LIMITED

By: 

Nikolas P. Tsakos
President

Exhibit 1



TSAKOS ENERGY NAVIGATION LIMITED (TEN)

367 Syngrou Avenue, 175 64 P. Faliro, Hellas
***Tel:** 3010 94 07 710-3, **Fax:** 3010 94 07 716, **e-mail:** ten@tenn.gr*
***Website:** http://www.tenn.gr*

FOR IMMEDIATE RELEASE
Press Release
8 August 2002

TSAKOS ENERGY NAVIGATION (TEN) REPORTS PROFITS FOR SECOND QUARTER AND FIRST HALF 2002

Company Reports EPS of $0.33 per share Excluding Non-Cash Charge; Affirms Dividend Distribution; Announces Share Repurchase

ATHENS, GREECE – August 8, 2002 – Tsakos Energy Navigation Limited (TEN) (NYSE:TNP):

Second Quarter Highlights
-Net income of $2.55 million or $.15 per share
-EPS of $0.33 excluding non-cash charge
-Board of Directors affirms dividend distribution
-Company announces share repurchase program

TEN today reported unaudited results for the second quarter and the first six months of 2002. In addition, TEN's Board of Directors affirmed the Company's intention to distribute an October dividend and also announced a share repurchase program.

Net revenues (revenues less commissions) for the second quarter were $27.17 million, compared to $ 30.12 million for the second quarter 2001.

Operating income for the second quarter of 2002 was $6.05 million compared with $11.54 million in the second quarter of 2001. Income before depreciation was $8.25 million for the second quarter of 2002 as compared with $13.86 million for the like period of 2001. Net income for the second quarter of 2002 was $2.55 million versus $8.56 million in the second quarter of 2001. Earnings per share, basic, based on the weighted average number of shares outstanding was $0.15 in the second quarter of 2002 as compared with $0.89 in the second quarter of 2001.

The interest and finance costs for the second quarter of 2002 include $3.08 million of non-cash expenses arising from changes in the fair value of existing interest rate swap agreements. Assuming these contracts are maintained until their maturities, which is the current intent, these unrealized losses will be written back. Excluding the changes in the fair value of interest rate swap agreements, earnings per share, basic, based on the weighted average number of shares outstanding was $0.33 in the second quarter of 2002.

Net revenues (revenues less commissions) for the first half of 2002 were $54.18 million, compared to $59.50 million for the first half of 2001. Operating income for the first half of 2002 was $12.60 million versus $23.28 million for the first half of 2001. Income before depreciation was $18.76 million for the first half of 2002 as compared with $27.45 million for the like period of 2001. Net income for the first half of 2002 was $7.81 million versus $16.92 in the first half of 2001. Earnings per share, basic, based on the weighted average number of shares outstanding was $0.54 in the first half of 2002 as compared with $1.75 in the first half of 2001.

The interest and finance costs for the first six months of 2002 include $2.37 million of non-cash expenses arising from changes in the fair value of interest rate swap agreements. Excluding these unrealized losses from interest rate swap agreements, earnings per share, basic, based on the weighted average number of shares outstanding was $0.71 in the first half of 2002.

Voyage expenses for the first six months of 2002 were $13.41 million, compared with $8.81 million for the same period in 2001 due to two more vessels being on spot charter compared to the prior year period. Operating costs increased to $13.13 million in the first six months of 2002 from $12.27 in 2001 due to higher insurance and repair costs and the addition of one new vessel for three months. Due to the weak market environment, TEN accelerated its dry docking schedule in the second quarter, and will continue to do so in the third quarter to be well positioned to take advantage of a potential improvement in the tanker markets.

Depreciation and amortization and management and overhead costs totalled $13.13 million and $1.91 million, respectively, for the first half of 2002, versus $12.85 million and $2.06 million for the first six months of 2001. Financial costs were $4.79 million in the first half of 2002, down from $6.36 million in the prior year period due to the benefits of reduced debt and much lower interest rates, and despite the aforementioned non-cash expense of $2.37 million for interest rate swaps.

First half 2002 results were influenced by a chartering environment much different from the year earlier period. Spot market rates for Aframaxes, Panamaxes, and Products carriers during the first six months of 2002 were reported to be down by over 50% from the levels of the first half of 2001. TEN believes its revenue was impacted much less than most tanker operations as a result of the Company's strategy of employing a significant portion of its vessels under longer-term charters or contracts and due to the composition of its fleet.

Currently, 14 of TEN's 18 vessels are on fixed employment contracts. As of July 1, 2002, TEN has secured 78% and 55% of the current fleet's net operating days with fixed or variable rates for the remaining six months of 2002 and all of 2003, respectively. Total future income secured for all term employment contracts until their expiration amounts to approximately $250 million.

Financing of TEN's newbuildings program is well advanced, and all newbuildings expected to be delivered in 2002 have been fully financed. Earlier this year the Opal Queen, an Aframax, was financed with a 12-year loan for $30.5 million. In July, the Silia T, a Suezmax, was financed with a 10-year loan for $32.2 million. In addition, TEN has arranged a reducing revolver loan with a term of 10 years for $129.0 million, which provides funding for three Suezmaxes and an Aframax to be delivered later this year.

The economic outlook for the remainder of 2002 is somewhat stronger than a year earlier. The U.S. is involved in a tenuous recovery, Europe is expanding modestly, and Japan's economy has improved. The Pacific Rim exports oriented emerging economies are growing apace, but the Latin American region is in the process of difficult adjustments. Petroleum demand has reflected this relatively slow pace of economic growth and the oil tanker industry's supply/demand is in delicate balance. Much greater than usual scrappage activity in late 2001 and early 2002 has restricted capacity expansion despite growing newbuilding activity.

In 2003 the world economy is expected to continue a trend of slow recovery and expansion. OECD figures suggest growth in GDP of 3.5% for the U.S., 3% for the Eurozone and 0.5% for Japan. Such growth should have a positive impact on world energy consumption and, therefore, the movement of oil cargoes. This should result in an increase in oil demand, production, and a firmer chartering market for the tanker industry. However, offsets will include higher bunker prices and insurance rates, and generally rising operating costs accentuated by the weaker U.S. dollar. TEN is somewhat insulated from this trend as only 25% of its operating expenses are in non-dollar currencies. This, combined with TEN's advantageous medium to long-term chartering policy, should allow the Company to remain profitable.

In support of this policy, TEN announced in July that the newly delivered Silia T had been time chartered to a major European oil company for 24 months. Previously, the Company had announced that its newbuilding Aframax Opal Queen was chartered for two years to a major Japanese trading house. Both these fixtures are at time charter equivalent rates, which are accretive to earnings.

Management and the Board of Directors of TEN remain optimistic as to the long-term prospects for the oil tanker industry and the Company. The Board of Directors has reaffirmed its intent to initiate a cash dividend program, beginning with a dividend of 50 cents per share in October 2002.

The Board of Directors has also approved and is announcing a share repurchase program to retire up to $2,500,000 in value of its shares over the next several months. The Board of Directors believes that the present market price for TEN's stock does not reflect its underlying value and prospects and, therefore, a share repurchase is a prudent use of corporate funds.

Today at 8:30 A.M. Eastern Time, TEN will host a conference call to review second quarter and first half results as well as management's outlook for the business. The call, which will be hosted by TEN's senior management team, may contain information beyond what is included in the earnings press release.

To participate in the call from United States and Canada, please dial **(888) 202-2422** approximately five minutes prior to the start time. To participate in the call outside the United States, please dial **(913) 981-5592** five minutes prior to the start time. The Conference ID is **100557**. Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing **(888) 203-1112** inside the United

States and Canada and (719) 457-0820 outside the United States, and entering the Conference ID 100557.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at http://www.firstcallevents.com/service/ajwz364282623gf12.html approximately ten minutes before the start of the call.

Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast. The online archive of the broadcast will be available within one hour of the live call.

ABOUT TSAKOS ENERGY NAVIGATION

TEN operates a fleet of eighteen tankers (including one chartered-in Aframax) comprising 1,700,000 DWT with an average age of 8.2 years, which is much younger than the world's tanker tonnage, which has an average age of 14.2 years. Additionally, TEN will take delivery of nine newbuildings. With these nine newbuildings (three Suezmaxes, two Aframaxes, and four Panamaxes) the average pro-forma age of the fleet reduces to 6.4 years in March 2004. The resulting fleet of 27 vessels with 2,680,000 DWT includes 16 newbuildings (1997-2004) with 1,981,000 DWT. Consistent with the Company's strategy, to offer its customers a young and growing fleet, TEN will seek additional attractive opportunities to contract for new vessels and to dispose of older vessels.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:
George V. Saroglou, COO
Tsakos Energy Navigation Ltd.
Tel: 3010 94 07 710-3
ten@tenn.gr

Thomas J. Rozycki, Jr.
GCI Group for Tsakos Energy Navigation Ltd.
212-537-8016
trozycki@gcigroup.com

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended, June 30		Six months ended, June 30	
	2002	2001	2002	2001
STATEMENT OF INCOME DATA				
Revenue from vessels	28,439	31,777	56,742	62,613
Revenue from vessels, net	27,174	30,123	54,176	59,496
Voyage expenses	6,961	4,596	13,410	8,812
Vessel operating expenses	6,675	6,534	13,130	12,274
Depreciation	5,702	5,298	10,948	10,529
Amortization of deferred drydocking charges	808	987	2,180	2,323
Management fees and G&A expenses	982	1,054	1,908	2,058
Stock option compensation costs	-	112	-	224
Operating income	6,046	11,542	12,600	23,276
Interest and finance costs, net	3,498	2,983	4,792	6,360
Net income	2,548	8,559	7,808	16,916
Earnings per share, basic	0.15	0.89	0.54	1.75
Earnings per share, diluted	0.15	0.88	0.54	1.75
Weighted average number of shares outstanding				
Basic	16,978,857	9,628,857	14,379,962	9,643,775
Diluted	17,084,143	9,713,135	14,485,248	9,682,175

BALANCE SHEET DATA	June 30, 2002	December 31, 2001
Cash and cash equivalents	37,497	33,274
Current assets, including cash	56,426	48,069
Total assets	574,887	444,261
Current liabilities, including current portion of long-term debt	31,000	44,703
Current portion of long-term debt	6,645	21,972
Long-term debt, including current portion	265,683	244,459
Total stockholders' equity	279,265	171,068

	Three months ended, June 30		Six months ended, June 30	
	2002	2001	2002	2001
OTHER FINANCIAL DATA				
Net cash from operating activities	8,085	9,986	16,259	22,401
Net cash (used in) investing activities	(84,881)	(2,425)	(133,494)	(16,926)
Net cash from (used in) financing activities	62,545	(8,671)	121,458	(10,428)

FLEET DATA

Number of vessels at end of period	18.0	16.0	18.0	16.0
Average number of vessels	17.0	16.0	16.6	16.0
Average age of vessels at end of period	8.2	8.7	8.2	8.7
Earnings capacity days	1,549	1,456	3,006	2,896
Net earnings days	1,450	1,388	2,876	2,796
Percentage fleet utilization	94%	95%	96%	97%

Exhibit 2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

(FORMERLY MIF LIMITED AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001 AND HALF-YEAR ENDED JUNE 30, 2002

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, January 1, 2001		$ 9,659	$ 108,693	$ 28,220	$ 146,572
Net income	$ 24,616	-	-	24,616	24,616
Issuance of Stock Options	-	-	258	-	258
Repurchase and cancellation of common stock (30,000 shares)	-	(30)	(348)	-	(378)
Comprehensive income	24,616				
BALANCE, December 31, 2001		9,629	108,603	52,836	171,068
Issuance of common stock	-	7,350	102,900	-	110,250
Expenses related to the issuance of common stock	-	-	(9,861)	-	(9,861)
Net income	7,808	-	-	7,808	7,808
Comprehensive income	$ 7,808				
BALANCE, June 30, 2002		$ 16,979	$ 201,642	$ 60,644	$ 279,265

Exhibit 3

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
(FORMERLY MIF LIMITED AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2002 AND 2001
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,		Three months ended June 30,	
	2002	**2001**	**2002**	**2001**
Cash Flows from Operating Activities:				
Net income	$ 7,808	$ 16,916	$ 2,548	$ 8,559
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	10,948	10,529	5,702	5,298
Amortization of deferred dry-docking costs	2,180	2,323	808	987
Amortization of loan fees	140	503	62	253
Amortization of deferred income	(419)	(419)	(210)	(210)
Interest expense, net of capitalized interest	4,585	8,914	2,245	5,318
Fair value adjustment of interest rate financial instruments	2,374	-	3,080	-
Payments for dry-docking	(1,887)	(2,567)	(1,555)	(2,172)
(Increase) Decrease in:				
Accounts receivables	(3,898)	(1,631)	(1,819)	471
Inventories	(524)	83	(245)	(89)
Prepayments and other	288	(85)	(713)	(296)
Increase (Decrease) in:			-	-
Accounts payable	(807)	(1,810)	1,263	621
Accrued liabilities	263	875	(1,757)	(2,454)
Unearned revenue	1,844	1,696	411	1,175
Stock options granted	-	224	-	112
Interest paid, net of capitalized interest	(6,635)	(13,150)	(1,736)	(7,587)
Net Cash from Operating Activities	16,259	22,401	8,085	9,986
Cash Flows from Investing Activities:				
Advances for vessels under construction	(46,553)	(16,755)	2,875	(2,423)
Vessel acquisitions and/or improvements	(87,756)	(171)	(87,756)	(2)
Restricted cash for performance guarantee	815	-	-	-
Net Cash from (used in) Investing Activities	(133,494)	(16,926)	(84,881)	(2,425)
Cash Flows from Financing Activities:				
Proceeds from long-term debt	62,700	-	62,700	-
Financing costs	(155)	-	(155)	-
Payments and repayment of long-term debt	(41,476)	(10,050)	-	(8,671)
Proceeds from public offering, net	100,389	-	-	-
Repurchase and cancellation of common stock	-	(378)	-	-
Net Cash from (used in) Financing Activities	121,458	(10,428)	62,545	(8,671)
Net increase (decrease) in cash and cash equivalents	4,223	(4,953)	(14,251)	(1,110)
Cash and cash equivalents at beginning of period	33,274	29,770	51,748	25,927
Cash and cash equivalents at end of period	$ 37,497	$ 24,817	$ 37,497	$ 24,817